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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003	Commission File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

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REQUIRED INFORMATION

The Revised Profit Sharing Plan for the Employees of the Government Employees Companies is subject to the Employee Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

(a) Statements of Net Assets Available for Plan Benefits – December 31, 2003 and 2002;

(b) Statement of Changes in Net Assets Available for Plan Benefits
- Years Ended December 31, 2003 and 2002;

(c) Notes to Financial Statements; and

(d) Report of Independent Auditors.

The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative
Committee of the **Revised Profit Sharing**
Plan for the Employees of the
Government Employees Companies

Charles G. Schara

Charles G. Schara
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co.

(99) ADDITIONAL EXHIBITS

99.1 Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2003 and 2002

Exhibit 23.1

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

CONSENT OF INDEPENDENT ACCOUNTANT

We consent to the use in this Form 11-K of our opinion on the financial statements of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies for the year ended December 31, 2003.

Johnson Lambert & Co.

Bethesda, Maryland
June 4, 2004

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RESTON, VA

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

Years ended December 31, 2003 and 2002
with Report of Independent Auditors

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements and
Supplemental Schedules

Years ended December 31, 2003 and 2002

Page

Audited Financial Statements

Supplemental Schedules

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Auditors

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Johnson Lambert & Co.

Bethesda, Maryland
June 4, 2004

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RESTON, VA

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
	2003	2002
ASSETS		
Investments	$741,746,373	$582,615,754
Receivables:		
Due from Government Employees Companies	71,830,809	57,841,806
Due from Employees	1,214,187	1,125,445
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$814,791,369	$641,583,005

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,	
	2003	2002
ADDITIONS		
Investment income		
Dividends and interest	$ 15,057,795	$ 15,771,696
Net appreciation (depreciation) in fair value of investments	88,539,044	(84,645,494)
Net Investment Income	103,596,839	(68,873,798)
Contributions		
Employees	34,663,327	28,105,024
Government Employees Companies	71,830,125	57,841,586
Total Contributions	106,493,452	85,946,610
Other Additions	12,368	(35)
TOTAL ADDITIONS	210,102,659	17,072,777
DEDUCTIONS		
Distributions to participants	(36,637,420)	(40,256,284)
Other deductions	(256,875)	(193,050)
TOTAL DEDUCTIONS	(36,894,295)	(40,449,334)
INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	173,208,364	(23,376,557)
Net assets available for plan benefits at beginning of year	641,583,005	664,959,562
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$814,791,369	$ 641,583,005

See notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002

NOTE A – DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the "Companies") include GEICO Corporation and its subsidiaries.

Non-highly compensated participants may contribute up to 50 percent of earnings on a pre-tax basis and highly compensated participants are limited to 6 percent subject to the maximum pre-tax dollar amount permitted by the Internal Revenue Code. Eligible participants may also make an additional pre-tax "catch-up" contribution as allowed by the Internal Revenue Code. No after-tax contributions may be made by any participants. At the discretion of the Board of Directors of GEICO Corporation, the Companies contribute from profits an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Employees automatically become eligible to make a 401(k) elective contribution to the Plan upon their date of hire and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rates: 20 percent after three years, 40 percent after four years, 60 percent after five years, 80 percent after six years, and 100 percent after seven years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions or after attainment of age 55. Pre-tax employee contributions can only be withdrawn under hardship conditions or after attainment of age 59½.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE A – DESCRIPTION OF PLAN - (CONTINUED)

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. The interest rate is fixed for the term of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments, except for investment contracts and participant loans, are stated at aggregate fair value based upon quoted market prices. Investment contracts are stated at contract value, which approximates fair value. Participant loans are stated at their outstanding principal balances, which approximates fair value. The appreciation or depreciation in the aggregate fair value of investments is attributable to those investments stated at quoted market prices, and is reflected in the statements of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

Administrative Expenses: Most administrative expenses are paid by the Companies. Other deductions include administrative expenses for record-keeping and transaction fees, which are paid by the Plan from forfeitures.

NOTE C – INVESTMENT OPTIONS

Employees can direct all contributions to their accounts to a variety of investment alternatives. In the event that an employee does not make an election to direct the employer contributions, such contributions are invested in the Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio. Contributions are made to one or more of the following funds:

Berkshire Hathaway Class B Common Stock Fund – This fund invests in Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation.

Vanguard 500 Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Emerging Markets Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in emerging markets including Asia, Brazil, Mexico and South Africa.

Vanguard European Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in 16 developed European countries.

Vanguard GNMA Fund - Invests in a portfolio consisting of mortgage-backed securities guaranteed by the Government National Mortgage Association.

Vanguard Growth Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Intermediate-Term Treasury Fund - A portfolio consisting of medium-term government securities.

Vanguard Mid-Cap Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Pacific Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in established markets including Japan, Australia and Hong Kong.

Vanguard Retirement Savings Trust – Invests in investment contracts issued and backed by financial institutions and alternative contracts backed by corporate bonds and bond mutual funds.

Vanguard Small-Cap Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Total International Stock Index Fund - A mutual fund investing in three Vanguard international index funds.

NOTE C – INVESTMENT OPTIONS (CONTINUED)

Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio - A money market fund.

Vanguard U.S. Growth Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Value Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor II Fund - A mutual fund investing in a portfolio of common stocks.

NOTE D – INVESTMENTS

The following individual investments represent 5% or more of the fair value of the net assets available for benefits as of December 31, 2003:

Vanguard Treasury Money Market Fund	$138,530,929
Vanguard 500 Index Fund	125,962,704
Vanguard Retirement Savings Trust	101,355,442
Vanguard Windsor Fund	93,878,015

NOTE E – WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2003	2002
Terminations and Withdrawals	$36,637,420	$40,256,284
Forfeitures	3,504,631	5,052,473

Forfeitures represent only non-vested company contributions. Forfeitures in excess of the Trustee's record-keeping fees are allocated proportionately among remaining active participants on December 31 of each year based on the participant's earnings for that year.

NOTE F – FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis (which were permitted prior to 1998) will not be subject to additional income tax upon distribution. Pre-tax distributions and earnings may be subject to an excise tax when distributed.

The Plan obtained its latest determination letter on September 24, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTAL SCHEDULES

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2003 and the Schedule of Reportable Transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Bethesda, Maryland
June 4, 2004

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RESTON, VA

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2003

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Berkshire Hathaway Class B Common Stock Fund	Mutual fund investing in Class B shares of Berkshire Hathaway common stock	$ 23,183,161	$ 28,451,671
* Vanguard 500 Index Fund	Mutual fund investing in a portfolio of common stocks	109,981,175	125,962,704
* Vanguard Emerging Markets Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in emerging markets including Asia, Brazil, Mexico and South Africa	4,068,197	4,748,921
* Vanguard European Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in 16 developed European countries	5,807,608	6,421,258
* Vanguard GNMA Fund	Mutual fund investing in a portfolio of GNMA mortgage-backed pass-through certificates	24,832,905	25,001,882
* Vanguard Growth Index Fund	Mutual fund investing in a portfolio of common stocks	37,147,243	36,298,120
* Vanguard Intermediate-Term Treasury Fund	Mutual fund investing in a portfolio of medium-term Government securities	31,271,656	31,916,373
* Vanguard Mid-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	13,810,847	15,673,333
* Vanguard Pacific Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in established markets including Japan, Australia and Hong Kong	3,158,205	3,095,532

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2003

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Retirement Savings Trust	Invests in investment contracts issued and backed by financial institutions and alternative contracts backed by corporate bonds and bond mutual funds	101,355,442	101,355,442
* Vanguard Small-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	18,953,587	21,353,523
* Vanguard Total International Stock Index Fund	Mutual fund investing in three Vanguard international index funds	2,992,512	3,146,746
* Vanguard Treasury Money Market Fund	A money market fund	138,530,929	138,530,929
* Vanguard U.S. Growth Fund	Mutual fund investing in a portfolio of common stocks	53,876,085	34,108,430
* Vanguard Value Index Fund	Mutual fund investing in a portfolio of common stocks	18,553,312	18,961,682
* Vanguard Windsor Fund	Mutual fund investing in a portfolio of common stocks	87,062,220	93,878,015
* Vanguard Windsor II Fund	Mutual fund investing in a portfolio of common stocks	14,482,025	15,053,354
* Loans to Participants	Maturities ranging from one year to fifteen years, interest at prevailing market rates ranging from 5% to 6.12%	-	37,788,458
Total assets held for investment purposes		$689,067,109	$741,746,373

* Party in interest

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2003

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Vanguard 500 Index Fund	$23,370,786			$23,370,786	
Vanguard 500 Index Fund		$14,086,683	$14,815,049	14,086,683	$(728,366)
Vanguard Treasury Money Market Fund	54,383,231			54,383,231	
Vanguard Treasury Money Market Fund		36,525,370	36,525,370	36,525,370	-
Vanguard Retirement Savings Trust	26,102,521			26,102,521	
Vanguard Retirement Savings Trust		17,508,598	17,508,598	17,508,598	-